NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the American Depositary Shares (each representing one ordinary share) (the 'ADSs') of China New Borun Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on July 15, 2019, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the Exchange. The Exchange has determined that the Company is no longer suitable for listing based on an average closing price of less than $1.00 over a consecutive 30 trading-day period and failure to cure this non-compliance within the required timeframe, pursuant to Section 802.01C of the Listed Company Manual. The Exchange, on June 18, 2019, determined that the ADSs of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the Exchange. The Company was notified by phone and by letter on June 18, 2019. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on June 18, 2019. Trading in the ADSs was suspended after market closed on June 18, 2019. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the ADSs, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.